15027060

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49362

SEC Mail Processing Section RECEIVED JUN - 1 2015 WASH., DC 196

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 03/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Spencer Clarke LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

410 Park Ave. 15th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Reid Drescher (212)-446-6111
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ohab & Company, P.A.
(Name – *if individual, state last, first, middle name*)

100 East Sybelia Ave. Ste 130 (Address) Maitland (City) FL (State) 32751 (Zip Code)

CHECK ONE:

X Certified Public Accountant

... Public Accountant

... Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Reid Drescher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Spencer Clarke LLC, as of March 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & CEO

Title

5/12/2015

Notary Public

CHRISTOPHER SCIARABBA
Notary Public - State of New York
NO. 01SC6303305
Qualified in Nassau County
My Commission Expires May 12, 2018

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
... (c) Statement of Income (Loss).
... (d) Statement of Cash Flows.
... (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
... (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
... (g) Computation of Net Capital.
... (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
... (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
... (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
... (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
... (m) A copy of the SIPC Supplemental Report.
... (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X (o) Independent Auditors report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SPENCER CLARKE LLC

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2015

The report is filed in accordance with Rule l 7a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Management and Members
Spencer Clarke, LLC

We have audited the accompanying statement of financial condition of Spencer Clarke, LLC as of March 31, 2015, and the related statement of operations, changes in members' equity, and cash flows for the fifteen months then ended. These financial statements are the responsibility of Spencer Clarke, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Spencer Clarke, LLC as of March 31, 2015, and the results of its operations and its cash flows for the fifteen months then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Spencer Clarke, LLC's financial statements. The information contained in Schedule I is the responsibility of Spencer Clarke, LLC's management. Our audit procedures included determining whether Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test completeness and accuracy of the information presented in Schedule I. In forming our opinion on Schedule I, we evaluated whether Schedule I, including its form and content are presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

Ohab and Company, PA
Maitland, Florida
May 29, 2015

SPENCER CLARKE LLC
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2015

ASSETS		
Cash and cash equivalents	$	15,331
Due from broker		2,679
Long-term gains receivable - from sale of business		1,293
Other assets - prepaids		171
Total assets	$	19,474

LIABILITIES AND MEMBER'S EQUITY		
Accounts payable and accrued expenses	$	9,056
Total liabilities		9,056
Total members's equity		10,418
Total liabilities and member's equity	$	19,474

The accompanying notes are an integral part of this statement